Mail Stop 3561


August 17, 2005


Kambiz Mahdi
Probe Manufacturing, Inc.
3050 Pullman Street
Costa Mesa, CA 92626

      	Re:	Probe Manufacturing, Inc.
      		Registration Statement on Form SB-2
      		File No. 333-125678
      		Filed June 9, 2005, as amended on June 10, 2005 and
July 18, 2005

Dear Mr. Mahdi:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

* * * * *
1. We note that under the terms of the Investment Agreement with BTF,
LLC, the company will issue common shares to BTF, and BTF will be required to purchase these shares, only if the common stock is quoted on the OTC Bulletin Board. We further note that the purchase price for the shares will be 93% of the average of the two lowest bid prices of the stock during the five-day period following the notice of exercise of the put.
As stated in our March 31, 2001 Update to the Current Issues and Rule-Making Projects Outline, the registration of the resale of the shares issuable under an equity line of credit is permissible only if the private placement portion of the equity line (i.e., the issuance of the shares to the equity line investor) is completed prior to the filing of the resale registration statement. Given that the equity line`s purchase price is based on the trading price of common stock in an non-existent public market, it does not appear the terms for the purchase price have actually been set. Accordingly, the private placement portion of the equity line does not appear to be complete.
Please remove from the registration statement the common shares issuable pursuant to the Investment Agreement. Please ensure to update all sections of the amended registration statement to reflect the removal of the shares issuable under the Investment Agreement (e.g., the risk factors on page 18 and "Dilution" section on page
22).
Alternatively, if you wish, you may withdraw the registration statement, complete the private placement of common stock to BTF, LLC, and file a new registration statement for the resale of the common stock by BTF, LLC.
2. Similarly, we believe that the private placement of the shares of
Series B Convertible Preferred Stock, which have a conversion rate tied to the market price, cannot be completed until the terms of the transaction are fixed. In this regard, we believe that the absence of an existing public market for the common shares means that there has been no meeting of the minds as to the conversion price. Accordingly, please remove from the registration statement the shares issuable upon conversion of the preferred stock.
3. Please update the financial statements and MD&A section to include the interim period of June 30, 2005, as required by Item 310(g) of Regulation S-B.
4. Include currently dated and signed consents of the independent accountants in each amendment to the Form SB-2. Refer to Item 302 of
Regulation S-T.
5. Please revise the prospectus to eliminate all redundant disclosure. We note, for example, that the legal proceeding discussion is repeated at least three times in the prospectus.
The
names of the selling shareholders are also repeated numerous times in the prospectus. Your "Description of Property" section repeats the information already provided on page 42.
6. Please avoid capitalizing commonly-understood terms such as "Directors," "Executive Officers," "Company," and "Common Stock."

Outside Front Cover Page
7. Please include on the cover page only the information required by
Item 501 of Regulation S-B or that is otherwise material. All other information should be removed from the cover page. For example, please delete from the cover page the names of the warrant holders and the holders of common stock. Given that much of the information provided on the cover page is repeated in the prospectus summary, please revise both the cover page and the summary to eliminate redundant information. Also note that Item 501 of Regulation S-B requires that you limit the cover page to one page only.
8. Please clarify if the common shares underlying the warrants are being registered for resale. Your introductory paragraph states that the 12,078,125 shares currently registered are outstanding common stock, common stock underlying Series B Convertible Preferred Stock, and stock issuable pursuant to the put right held by BTF, LLC. Based on this language, it does not appear that any shares underlying the warrants are being registered. In addition, in the appropriate section, please provide a description of the terms of the warrants and file the warrant agreements as exhibits. In particular, please tell us whether or not the warrants have a fixed exercise price. We note that there are two classes of warrants.

Prospectus Summary, page 6
9. Please provide a clearer and more concrete description of your business, particularly the services your company provides. To that end, avoid using vague statements or phrases, such as "we take responsibility for new product introduction and implementation," "logistic management," "we can assume supply chain responsibility," and "end-to-end services." Instead, provide clear descriptions of your services and the duties you perform for your customers. Your revised discussion should give readers a better understanding of your customer base, such as the size of your typical customer and the finished products they sell. Corresponding revisions should be made to the "Description of Business" section on page 36.
10. Indicate whether you commenced business operations or generated revenues from your operations. The fact that your business has traditionally suffered net losses should also be disclosed.
11. Item 501(a)(8) of Regulation S-B requires that you include the price range or the formula or method to be used to calculate the offering price. While you may state that selling shareholders will sell at prevailing market prices or privately-negotiated prices once the shares are quoted on the OTC Bulletin Board, they may not sell at privately negotiated prices other than $0.80 per share before the shares begin trading on a market. Revise the disclosure under "Trading Market" on page 8 accordingly.

Our Capital Structure and Shares Eligible for Future Sale, page 9
12. In your response letter, please list all classes of the company`s securities held by BTF, LLC, such as warrants, notes, or preferred securities. Describe in detail any conversion or exercise feature of these securities. We note, for example, that there are 440 shares of
Series A Convertible Preferred Stock; indicate whether BTF, LLC owns any of these shares. Finally, please tell us if there are any relationships between BTF, LLC and the other selling shareholders. Summary Financial Information, page 10
13. The net loss, net loss per share and weighted average number of common stock outstanding presented on page 10 for fiscal year 2004 does not agree with the information presented in the financial statements on pages F-2 and F-3. Please revise as necessary.

Risk Factors, page 11
14. Please revise your subheadings so that they better summarize the
risks discussed.  Currently, many of your subheadings do not summarize the actual or all risks discussed. Examples include "We have an accumulated deficit..." and "If we lose key senior management
personnel...."

Our independent accountants have issued a going concern opinion..., page 11
15. The second paragraph largely repeats the information provided in the first paragraph. Please revise to eliminate any redundancy.
16. The MD&A section indicates that the auditor concluded your ability to continue as a going concern is conditioned on the receipt of additional funding "and/or" the reduction of operating costs. Your risk factor mentions only the receipt of additional funding. Please revise to reconcile this inconsistency.

We have an accumulated deficit..., page 12
17. Please quantify your debt service requirements and the cash needed to meet those requirements.

We depend on a limited number of suppliers..., page 12
18. If you do not have any long-term supply agreements with your suppliers, please disclose that fact in the risk factor discussion.

Our principal shareholders, directors and executive officers..., page
12
19. We note the reference to "any shares issued to [your principal shareholders, directors, and executive officers] under various revolving credit facilities." In your response letter, please describe the nature and terms of these revolving credit facilities, particularly with respect to the possible issuance of "shares."




We depend on low to medium volume..., page 13
20. Please discuss with more specificity how the listed factors could harm your customers and, in turn, your business. The current discussion is generic and could apply to any company in any industry.

Intellectual property infringement claims against us..., page 14
21. We note that your ODM products may compete with the products of
OEMs. Given that your business provides advanced electronics manufacturing services to OEMs, as noted in the summary, consider including a separate risk factor discussing the risks created by the fact that your ODM products may compete with the products of your OEM customers. We note, for example, disclosure on page 42 that you already compete with current and prospective customers.

The majority of our sales come from..., page 15
22. Because your business appears to depend substantially on sales to your five largest customers, please file all material agreements with these customers as exhibits to the registration statement and disclose the material terms of the agreements later in your document, including the identities of the customers. See Item 601(b)(10)(i)(B)
of Regulation S-B.
23. In the appropriate section, please disclose the termination and renewal provisions in any contracts with your principal customers. If these contracts are expected to terminate in the near future, please disclose the expected termination dates. If you do not have any long-term agreements with your principal customers, please disclose this fact in the risk factor discussion.

We are exposed to fluctuations..., page 15
24. The latter half of the discussion appears to mitigate the risks stemming from currency fluctuations. Please revise to focus on the risks, not the mitigating factors.

Litigation could harm our business..., page 16
25. Please delete the mitigating disclosure regarding the Pro-
Source
litigation.

We may be adversely affected by shortages of required electronics components, page 17
26. This risk factor discussion appears to repeat information provided in the risk factor "We depend on a limited number of suppliers..." on page 12. Please combine the risk factors and eliminate any redundant information.
Our customers may be adversely affected by rapid technological change..., page 18
27. This risk factor discussion appears to repeat information already
provided in the risk factor "We depend on low to medium volume high
mix technology products...."  Please combine the risk factors and eliminate any redundant information.

We depend on the continuing trends..., page 18
28. Please expand your discussion of any known factors that management currently believes may affect the "new outsourcing opportunities." Readers should get a better sense of the likelihood of the occurrence of the described risks.
Any market that develops in shares of our common stock..., page 20
29. Please explain in a clearer manner how the penny stock restrictions will limit shareholders` ability to resell the common stock. For example, you should explain in a clearer manner why shareholders may find it "more difficult" to resell the shares.

If and when our securities become quoted..., page 20
30. Please delete any language that suggests your securities are currently traded in a public market (e.g., "Even though our securities are quoted on the Over-the-Counter Bulletin Board...").

Use of Proceeds, page 21
31. Please describe in greater detail each planned use of proceeds.
For example, with respect to the "repayment of debt," please identify the specific indebtedness that will be repaid with the proceeds. With respect to "Expansion of Internal Operations," you should describe the nature of the business expansion that will be funded with the proceeds. Furthermore, quantify the proceeds you will receive upon exercise of the warrants.

Selling Security Holders, page 22
32. We note your statement "the selling stockholders may have sold,
transferred, or otherwise disposed of, or may sell, transfer, or otherwise dispose of, at any time or from time to time since the date on which they provided the information regarding the shares
beneficially owned...."  Note that Item 507 of Regulation S-B requires the disclosure of the "amount to be offered for the security
holder`s account." Therefore, please ensure that the selling stockholder table reflects the exact amount of shares offered for resale by each identified shareholder. Delete the statement quoted above; such statement suggests that the table does not necessarily reflect the correct amounts of securities offered.
33. Please refer to the paragraph right before the selling shareholder table ("In some cases..."). Note that, pursuant to Rule
13d-3 of the Exchange Act, a person is deemed to beneficially own any
securities that may be received within 60 days, including those received upon the exercise or conversion of another security. Therefore, please revise the "Number of Shares Beneficially Owned Before the Offering" column to include any shares issuable pursuant to the conversion or exercise of another security, such as the
Series
B stock and the warrants. Also delete the paragraph in question. Similarly revise the beneficial ownership table appearing on page 33.
34. Please refer to footnote (2). In your response letter, please describe in greater detail the terms of the assignment agreement with
eFund Capital Partners. Explain the business purpose of the assignment and cancellation of the 750,000 shares.
35. We note that section 1 of the engagement agreement with eFund Capital Partners, which is filed as exhibit 10.11, refers to an "equity line of credit agreement" with eFund Capital Partners for $2 million.  In your response letter, please tell us whether this equity
line of credit was ever created and utilized.  Clarify whether any of
the shares offered for resale by eFund Capital Partners were issued
pursuant to this equity line of credit.
36. We note that Mr. Imbassanhy did not have any relationship with
the company within the past three years.   In your response
letter,
please tell us if he had any prior relationship with the company.

37. Please disclose the natural persons who exercise the voting and/or dispositive powers with respect to the securities to be offered for resale by your selling stockholders that are non-reporting entities. For example, disclose the natural persons who have such powers over the shares held by the various trusts identified in footnote (7). Please see Interpretation I.60 of our July 1997 Manual of Publicly Available Telephone Interpretations and
Interpretation 4S of the Regulation S-K portion of the March 1999 Supplement to our July 1997 Manual of Publicly Available Telephone Interpretations.
38. In your response letter, please indicate whether any of the selling shareholders is a broker-dealer or affiliate, as defined by
Rule 405 of Regulation C, of a broker-dealer.

Plan of Distribution, page 28
39. We note your reference to "pledges, assignees, and successors-in-interest" of the selling shareholders. Please note that your registration statement must identify all selling shareholders and provide Item 507 of Regulation S-B information with respect to all selling shareholders. If you are currently aware of any "pledges, assignees, and successors-in-interest" who intend to use this registration statement, they must be identified and Item 507 information must be provided. In your response letter, confirm your understanding of this obligation. You may add or substitute selling shareholders through the use of Rule 424(b) prospectus supplements only if certain conditions are satisfied. For additional guidance, refer to the July 1997 Telephone Interpretations B.81 and H.3.
40. Please revise to eliminate any redundant language in the bullet-pointed sentences. For example, the first and third bullet-pointed sentences on page 29 appear to be substantially similar, as do the second and fourth bullet-pointed sentences.
41. We note the discussion on page 29 regarding possible short sales by the selling shareholders. In your response letter, please tell us whether any of the selling shareholders have taken, or plan to take, a short position or other forms of hedges in the company`s common stock prior to this resale registration statement`s effectiveness. Please note that creating short positions or similar hedges, with the intent of delivering registered shares before the resale registration statement`s effectiveness, is inappropriate under Section 5 of the Securities Act because the shares underlying the short sales or hedges are deemed to be sold at the time such sales or hedges are made or created.
42. Please discuss the impact of short selling on the company`s stock.

Legal Proceedings, page 30
43. For each of the legal proceedings described here, please provide all information required by Item 103 of Regulation S-B. For example, identify the courts in these proceedings are pending, the nature of relief sought, and the relevant dates for the proceedings.

Directors, Executive Officers..., page 31
44. Please disclose the specific positions, and corresponding dates, held by Mr. Benner during the past five years.

Interest of Named Experts and Counsel, page 35
45. Please revise this section to name Michael Johnson & Co., LLC, as an expert who audited the company`s financial statements for the year ended December 31, 2003.
46. We note that you have not included the required consent of Jaspers & Hall, PC. Please include the consent in the amended filing. Refer to Item 601 of Regulation S-B.

Description of Business, page 36
47. As noted in our comment above, the "Description of Business" section should give readers a clearer idea of the services or products that the company sells. To that end, using clear and more detailed language, please describe the nature of the services listed on pages 37-39. Similar revisions should be made to the description of services on pages 40-41. Business jargon, vaguely-phrased concepts, and marketing language, such as following examples, should be replaced with clearer descriptions: "Box Build," "full process audit," "high quality innovative solutions," and "highest positive outcome and lowest total cost."

Industry Background, page 37
48. Please provide support for the claims regarding the OEM`s increasing reliance on EMS companies for the manufacture of their products and the competitive advantages offered by EMS companies. Copies of any industry publications should be sent, with the relevant portions highlighted. If no independent support exists for the claims, please disclose the claims as your beliefs, along with the bases for these beliefs.

Strategic Relationships and Alliances, page 39
49. Provide support for the characterization of your customers as "high quality," "leading OEMs in Southern California," "world leader," and other similar descriptions. Otherwise, revise the statements as your beliefs.
50. Revise the list of customers to distinguish in a clearer manner the services or products offered by your customers and the services or products you provide to your customers.

Sales and Marketing, page 41
51. Please disclose the typical duration and renewal provisions of your "supply arrangements."
52. Provide a clearer indication of the geographic scope of your markets. For example, indicate whether you sell your services and products to only customers in certain areas, such as Southern California.

Suppliers, page 42
53. Please describe in greater detail the nature of your arrangements with your suppliers. For example, indicate, if true, that you have no long-term supply agreements. To the extent your business is substantially dependent upon any principal suppliers, please file any contracts with them as exhibits to the registration statement pursuant to Item 601(b)(10)(i)(B) of Regulation S-B.
Regulatory Restrictions on our Business, page 43
54. Please describe in greater detail the effect that government regulations have on your business. Clarify the nature of the "material costs and liabilities" that may arise from the current and future requirements.

Management`s Discussion and Analysis, page 42
55. Please revise the MD&A section to provide all information required by Item 303(b) of Regulation S-B. For example, rather than simply stating that net sales "stabilized and stayed flat," please provide quantified disclosure regarding the net sales from 2002 through 2004. Similarly, provide quantified disclosure regarding the financial results for 2004 described on page 43. Disclose the factors that contributed to the "severe contraction in [your] business" from 2001 to 2002 and indicate whether management expects these factors to affect the business in the near-future. Disclosure about known trends that are expected to affect financial results, such as your focus on the more capital-intensive ODM services, should be included. The historical impact of inventory losses, which appears to be significant, should also be discussed in greater detail, with quantified disclosure. For additional guidance regarding the MD&A section in general, please refer to Release No. 33-8350, which is available on our website (www.sec.gov).
56. Please expand your discussion of the basis for management`s expectation of "additional growth" and "profitability" in the last three quarters of 2005. Note that management`s projections of future economic performance must have a reasonable basis. Refer to Item 10(d) of Regulation S-B for guidance on proper disclosure of management`s projections.
57. Please provide a liquidity discussion, as required by Item 303 of
Regulation S-B, with the information recommended by Release No.
33-
8350. The discussion should provide historical information regarding sources of cash and capital expenditures, an evaluation of the amounts and certainty of cash flows, the existence and timing of commitments for capital expenditures and other known and reasonably likely cash requirements, and discussion and analysis of known trends and uncertainties. For example, the discussion should explain, with quantified disclosure, how your expansion plans will affect your need for liquidity. Similarly, explain how becoming a public company, with the increased expenses, will affect your cash requirements.
58. Please revise this section to discuss the results of the interim period ended March 31, 2005 or later, as applicable. Your present discussion under this section has been limited to the fiscal year ended December 31, 2004. Refer to Item 303 of Regulation S-B.
59. You disclose under the caption "Overview" that in the fourth quarter 2004 you realized one time inventory revaluation adjustment of $155,000. Please explain to us the nature of the inventory adjustment.
60. We note on pages 46 to 53 that your entire disclosure is identical to the information presented under the Notes to the financial statements presented on page F-6 to F-14. Please revise the entire section to provide the disclosure required by Item 303 of
Regulation S-B.
61. Your present disclosures does not discuss your critical accounting policies, which would provide the investors with an understanding of those estimates and assumptions that are both important to the portrayal of your financial condition and results of operations and require your most difficult, subjective or complex judgments.

Revise your disclosures to include sensitivity analysis and other quantitative information when it is reasonably available. You should address the questions that arise once the critical accounting estimate or assumption has been identified, by analyzing, to the extent material, such factors as how they arrived at the estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future.

For additional guidance, refer to Items 303(b) and (c) of Regulation
S-B as well as section five of the Commission`s Interpretive
Release
on Management`s Discussion and Analysis of Financial Condition and Results of Operation, which is located on our website at http://www.sec.gov/rules/interp/33-8350.htm.

Going Concern, page 45
62. We note that management is addressing the going concern opinion by "reducing operating costs." Please include disclosure reconciling the fact that management intends to reduce operating costs while, at the same time, it is seeking to expand its operations, as discussed on page 13 ("...we expect to incur new fixed operating expenses associated with our expansion efforts...").
63. Indicate the status of management`s efforts to replace the existing line of credit. State when management expects a new borrowing facility will be in place.

Capital Stock Transactions, page 51
64. Please describe in greater detail the nature of the "strategic assistance" provided by eFund Capital Partners. Explain why
1,750,000 common shares were subsequently cancelled and returned to the company.

Results of Operations, page 54
65. Please describe in greater detail the nature of the "restructuring of certain notes payable and capital leases" that resulted in a gain of $275,000.

Contractual Obligations, page 54
66. Identify the "financial institution" with which the company has the $1,100,000 revolving line of credit.
67. Please disclose the number of common shares issued to eFund Capital Partners as interest payment under the $150,000 credit line agreement. Indicate whether eFund Capital Partners has any discretion in deciding whether to accept interest payments in the form of cash or common stock. In your response letter, indicate whether any of the shares offered for resale by eFund Capital Partners were issued as interest payment. Provide similar information for the $150,000 credit line agreement with Ashford Capital, LLC, $200,000 credit line agreement with Benner Exemption Trust, $100,000 credit line agreement with Edward Lassiter, and $75,000 credit line agreement with Rufina V. Paniego.

Certain Relationships and Related party transactions, page 58
68. Please provide disclosures in the notes to the financial statements for the related party transactions described on pages 58 to 60. Your disclosure should include all applicable information required by paragraph 2 to SFAS no. 57.

Additional Information, page 62
69. Please revise to state the SEC`s new address: 100 F Street, NE,
Washington, DC 20549.

Item 22. Financial Statements, page 62
70. Please make a reference under this caption to the location of the financial statements. Please note that the required financial statements should be included in the prospectus and not in Exhibit
99.5 to the registration statement.

Recent Sales of Unregistered Securities, page 64
71. Please state the applicable exemption, with the necessary factual support, for each of the unregistered sales described on pages 64-65.
See Item 701 of Regulation S-B.

Undertakings, page 67
72. Please delete the undertaking relating to Rule 430A; your offering is not relying on such rule.

Signatures
73. Please ensure that your principal accounting officer or controller, or person acting in such capacity, signs the registration statement, as required by Form SB-2.




Exhibit 5.1
74. We note that the opinion is dated as of June 3, 2005 and that counsel "disclaims any obligation to advise...of any change in any of these sources of law or subsequent legal or factual developments which might affect any matters or opinions set forth herein." Prior to effectiveness, please provide an updated legality opinion.

Financial Statements

Independent Auditors` Report, Page F-1
75. Please request your auditors to revise their report for the following:

* to make reference to the Standards of the Public Company
Accounting
Oversight Board in accordance with auditing standard no. 1 of the PCAOB; and,
* to include a signed audit report.
76. We note that the auditor`s report refers to the statements of operations and stockholder`s deficit; however, you have included the income statement and statement of stockholders equity. Please revise the auditor`s report or the titles to the financial statements presented on pages F-3 and F-4.
77. We note in fourth paragraph that your current auditors, Jasper
&
Hall, make reference to the report of "Other accountants" for the fiscal year 2003. Based on the information appearing in Exhibit 23.3, please include in the amended filing the audit report of Michael Johnson & Company., LLC, who audited the financial statements for the fiscal year ended December 31, 2003. Refer to Rule 2-05 of
Regulation S-X.

Balance Sheet

Stockholders` Deficit, page F-2
78. It appears to us that the number of Preferred B stock issued and outstanding on page F-2 and page F-17 should be 12,500 instead of 1,250. Also, you indicate that the number of common stock issued and outstanding were 2,613,125, while you indicate that the authorized common stock was 10,000. Please revise the disclosure presented under this caption to agree with the information presented in Note 9-
Capital Stock transactions, on page F-12.






Income Statement, page F-3
79. Please explain to us how you determined the weighted average number of common shares outstanding disclosed on page F-3.

Statements of Cash Flows, page F-5
80. It is unclear to us why you have shown the stock issued for debt as cash flows from operating activities. It appears to us it should be treated as the cash flows from financing activity. Refer to paragraph 32 to SFAS no. 95.
81. Please disclose under the caption "Supplemental Information," or in the notes to the financial statements, the information about non-cash issuance of equity securities during the fiscal years ended December 31, 2004 and December 31, 2003. Refer to paragraph 32 to SFAS no. 95.

Statement of Shareholders Equity, page F-4
82. We note under the caption "Federal Income Taxes" on page F-8 that during the year ended December 31, 2004, the company changed from a
"S" corporation to a "C" corporation. All undistributed earnings or deficit until the date of termination of "S" election should be transferred to additional paid-in capital in the amended filing. Refer to Topic 4B of the Staff Accounting Bulletins.
Notes to Financial Statements
83. Please disclose your accounting policies for the inventory as required by paragraphs 8 and 13 of APB Opinion no. 22.

Property and Equipment, page 7
84. You indicate in the last sentence of the first paragraph that the estimated lives of the related assets range from three to ten year;
however the Leasehold Improvements are being amortized over 20 years.
Please revise as necessary and disclose if the Leasehold
Improvements
are being amortized over the estimated life of the lease.

Revenue Recognition, page F-8
85. You disclose that the revenue is recognized at the time goods are shipped or services are provided to the customers. Please tell us, and disclose in your revenue recognition policy, whether your stated shipping terms are FOB shipping point or FOB destination pursuant to your sales agreements with customers. In addition, please also tell us and disclose whether your sales agreements contain right of inspection or acceptance provisions. Also, if your sales agreements are silent as to when title passes, please tell us and disclose why sales recognition is appropriate upon shipment, rather than upon delivery to and acceptance by the customer. Even if your sales agreements state that title passes upon shipment, customer acceptance provisions or a history of your replacing goods damaged or lost in transit may also make the recognition of revenue upon delivery to and acceptance by the customer more appropriate. Revise or advise. See the Interpretive Response to Question 3 of SAB Topic 13:A.

Financial Statements for the three months period ended March 31,
2005

General

86. Please revise to address the comments above, as appropriate.

Note 1. General

Going Concern, page F-20
87. Please discuss in MD&A, under the caption "Plan of operations," management`s viable plans to overcome Probe`s financial difficulties and include a reasonable detailed discussion of your ability to generate sufficient cash to support operations during the twelve months following the date of the financial statements presented in the filing. Refer to the guidance in Section 607.02 of the Financial
Reporting Codification.


	* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Gopal Dharia at (202) 551-3353 or Terry French at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Ted Yu at
(202) 551-3372, Michele M. Anderson, Legal Branch Chief, at (202) 551-3833, or me at (202) 551-3810 with any other questions.


Sincerely,



Assistant Director
Larry Spirgel

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Kambiz Mahdi
Probe Manufacturing, Inc.
August 17, 2005
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